March 28, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:    Sprott ETF Trust

Dear Sir/Madam:

On behalf of Sprott ETF Trust (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A.

If you have any questions concerning this filing, please contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:    John Ciampaglia

        Sprott ETF Trust

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